Progressive Wealth Management Since 1990

Shareholder Rebuttal to Facebook, Inc. Opposition Statement

Regarding Equal Voting Rights

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Facebook, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Facebook shareowners are encouraged to vote FOR proposal #4:

Resolved: Shareholders request that our Board take all practicable steps in its control to initiate and adopt a recapitalization plan for all outstanding stock to have one vote per share. We recommend that this be done through a phase-out process in which the board would, within seven years or other timeframe justified by the board, establish fair and appropriate mechanisms through which disproportionate rights of Class B shareholders could be eliminated. This is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

Overview

Less than two years ago, in the midst of scandals in which our platform was implicated in election interference and data privacy scandals, our company was in turmoil which created instability that affected shareholders’ bottom lines. In July 2018 alone, Facebook stock “plunged as much as 20 percent … after months of scandal and criticism finally hit the company where it hurts: growth” [emphasis added]. The Proponent believes that Facebook management has been insulated from shareholder input to such an extent that shareholder value may be at risk. The Proponent believes that increased shareholder oversight is vital to protect shareholder value.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Company history illustrates the need for improved shareholder oversight.

As the 2020 U.S. general election looms, Facebook shareholders will remember the company’s missteps surrounding the 2016 election. As recently as February of this year, Facebook’s CEO has acknowledged the company was “slow to understand Russian operations” related to the Facebook platform that interfered in the last U.S. general election.1 Recently, more details were revealed about the extent and timing of Facebook’s knowledge of potential election interference: “The new information also illuminated when Facebook knew there had been Russian interference on its platform. Several times before the election last Nov. 8, Facebook said its security team discovered threats targeted at employees of the major American political parties from a group called APT28, an agency that United States law enforcement officials have previously linked to Russian military intelligence operations.”2 The Proponent believes that these revelations reinforce the insulated nature of the board and Mr. Zuckerberg.

Beyond Facebook’s potential connection to election interference, criticisms of company practices and policies have been pervasive in recent years: stories about privacy issues that “laid bare Facebook’s lax policies around the use and sharing of user information” and risked losing users’ trust in the platform; multiple allegations that the company’s communications app WhatsApp and even the Facebook platform itself facilitated the spread of hate in places such as Myanmar and India, which led to violence and aided in genocide3; allegations that Facebook “amplifies dictators and demagogues” and that the “Free Facebook” program in the Philippines eased the ascent to power for a “brutal” dictator.4

In light of recent years’ scandals in particular and the risks posed by potential upcoming election interference, the Proponent believes that equal voting is one crucial mechanism needed to safeguard future loss of shareholder value.

Voting at annual elections is a vital safeguard of shareholder value, yet our Company’s share structure puts shareholders at risk.

The Securities and Exchange Commission (SEC) tells all shareholders to vote in the annual elections of the companies in which they are invested because “shareholder voting rights give you the power to elect directors at annual or special meetings and make your views known to the company management and directors on significant issues that may affect the value of your shares.”5

However, at our Company, the shareholders who own the most stock (outsiders) have inadequate influence on company policies that may affect the long-term value of their investments. Because insiders with “super-voting shares” (class B) get 10 votes per share, the Proponent believes that it is impossible for class A shareholders to ever vote down a Company-sponsored resolution, including voting down board members that Class A shareholders deem unfit for the board. The Proponent is concerned that without a shareholder franchise that is truly effective through the annual voting process, the Company may continue to make serious missteps that would be avoidable with greater respect for investors’ voices.

_____________________________

1 https://www.independent.co.uk/news/world/americas/us-politics/facebook-mark-zuckerberg-russian-interference-election-online-regulation-munich-conference-a9337646.html

2 https://www.nytimes.com/2017/10/30/technology/facebook-google-russia.html

3 https://www.buzzfeednews.com/article/ryanmac/literally-just-a-big-list-of-facebooks-2018-scandals

4 https://nymag.com/intelligencer/2018/09/how-facebooks-free-internet-helped-elect-a-dictator.html

5 https://www.sec.gov/investor/pubs/sec-guide-to-proxy-brochures.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The 2016 approval of a non-voting class of stock illustrates the need for this reform.

At the 2016 annual meeting of shareholders, the vast majority of outside shareholders voted AGAINST the creation of the non-voting class of stock. The Proponent’s calculations indicate that 71% of class A shareholders voted against the creation of a third, non-voting class of stock. Despite this overwhelming dissent from outsider shareholders, the non-voting class of stock was approved because class A shareholders cannot outvote Mr. Zuckerberg and other class B holders. Eventually, Facebook dropped the pursuit of this non-voting class of stock when shareholders brought a lawsuit.

In the opinion of the Proponent, the intended change to the voting structure was a clear attempt to keep control of the company firmly in Mr. Zuckerberg’s hands, giving him full reign to completely disregard risks to shareholder value. Reuters agreed that “Facebook plans new non-voting shares to keep Zuckerberg at helm.”6 Non-insider shareholders already suffer with only 1/10th the voting power of insiders, and the Proponent believes that if Facebook had been able to create a non-voting class of stock, any semblance of opportunity for meaningful engagement with the Company would have been eliminated. Due to the current voting structure, there was no way for class A outsider shareholders to successfully vote against the creation of this non-voting stock.

Without equal shareholder voting, the Proponent is concerned that shareholders will not be able to push back against any future attempt to dilute their share value and voting rights.

Past performance of this Proposal demonstrates shareholder support of equal voting.

The fact that this Proposal has received high votes at each annual meeting, regardless of the fact that Mr. Zuckerberg and other insiders controlled over 50% of the vote each time, illustrates that class A stockholders support equal shareholder voting. According to the Proponent’s calculations, class A shareholders supported this proposal in 2019 with an 83% of the vote in favor (yet they were outvoted by the class B super shares held by insiders).

The Proponent believes that the claim made by the Company that states that “our stockholders rejected a substantially similar proposal at each of our last six annual meetings of our stockholders” is misleading. Despite that fact that outside shareholders own the majority of the firm, any resolution that Mr. Zuckerberg votes against will fail, regardless of ownership vote. The Proponent feels that without a tally of one-vote-per-share, claiming that stockholders rejected a proposal means little more than Mr. Zuckerberg voted against it.

_____________________________

6 https://www.reuters.com/article/us-facebook-results-stock/facebook-plans-new-non-voting-shares-to-keep-zuckerberg-at-helm-idUSKCN0XO2RG

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Research indicates that our Company’s voting structure is bad for business.

A comprehensive study, Incentives vs. Control: An Analysis of U.S. Dual-Class Companies, concluded that “the more control that the insiders have, the more they can pursue strategies that are at the expense of outside shareholders”7 [emphasis added]. The authors found that ceding voting control to insiders leads to poor performance over the long-term, even while creating incentives by rewarding managers for their good efforts with greater value through stock ownership leads them to make better decisions. Based upon this research, the Proponent feels that shareholder value is best derived when insider voting control of the firm is separated from insider economic ownership, which has its own reward when stock prices rise.

A study sponsored by the Investor Responsibility Research Center Institute (IRRCi) has shown that on average and over time, companies with multiclass capital structures underperform those with a one-share, one-vote standard in which owners’ economic risk is commensurate with voting power. This IRRCi study also found that over the long term, controlled companies with a one-share, one-vote structure tend to outperform all others.8

In another study, Wharton professor Andrew Metrick analyzed the nature of economic vs. voting ownership of executives. Metrick concluded that “sales growth improved as insiders’ financial stakes grew, and worsened as they gained voting clout.” In other words, disproportional voting rights (wherein insiders have more than one vote per share) can be detrimental to a corporation’s bottom line. And as others point out, “with few constraints placed upon them, managers holding super-class stock can spin out of control. Families and senior managers can entrench themselves into the operations of the company, regardless of their abilities and performance. Finally, dual-class structures may allow management to make bad decisions with few consequences.”9

Conclusion:

The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly prescriptive or burdensome. Contrary to company claims, the Proponent believes that Facebook’s dual-class share structure is not in the best interest of the company or shareholders. Further, the Proponent believes that the scandals in recent years – in which the company was repeatedly criticized for ethical concerns, data breaches, and failures to protect users’ privacy – illustrate the damaging nature of an insulated board and management.

We urge you to vote “FOR” proxy item #4. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 15, 2020

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.
*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

_____________________________

7 “The Effects of Dual-class Ownership on Ordinary Shareholders.” Knowledge@Wharton. 30 June 2004. <http://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/>

8 http://irrcinstitute.org/pdf/FINAL-Controlled-Company-ISS-Report.pdf

9 https://www.investopedia.com/articles/fundamental/04/092204.asp

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Proposal on #4 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM